CREDIT SUISSE GROUP

MESSAGE FROM GROUP MANAGEMENT

To:	CSFB Managing Directors and Directors and All Option Holders at CSFS and CSG Corporate Center

Date:	August 5, 2003

Dear colleagues

In conjunction with today’s announcement of Credit Suisse Group’s second quarter results, we also announced that the Group’s Board of Directors has approved an option reduction program.

The program will allow employees who hold options to exchange those options for other equity-based awards on a value for value basis. The new awards are designed to be more effective as a means of rewarding and retaining our best senior people, while the program will also have the effect of reducing the total number of options outstanding. Participation in the program, which is open only to current employees (including employees who are on an authorized leave of absence), is entirely voluntary.

All eligible employees holding vested options originally granted on or after December 31, 1999, with an exercise price equal to or greater than CHF 60 will be entitled to exchange them for new options, restricted or phantom shares, or a 50/50 combination of new options and restricted or phantom shares. The program will also permit eligible employees to exchange outstanding vested options originally granted on or after December 31, 1999, with an exercise price between CHF 30 and CHF 60 for restricted or phantom shares. The exercise price of the new options, which will have a seven-year term, will be 10% above the market price of our shares on the SWX Swiss Exchange on the valuation date, which is expected to be September 5, 2003. The restricted or phantom shares will be granted at the market price of our shares on the SWX Swiss Exchange on the valuation date. For employees who reside outside of Switzerland, the new options and/or phantom shares granted in connection with the offer will be subject to a one-year vesting period. In line with Swiss regulations, eligible employees in Switzerland who elect to accept the offer will receive vested new options and/or restricted shares, which will be blocked and may not be sold or otherwise transferred for one year.

The program is intended to be a value-for-value exchange under applicable accounting rules, which means that the aggregate value of new options and restricted or phantom shares granted to each employee in the exchange, on a grant-by-grant basis, will equal the value of any eligible options that the employee surrenders in the offer. The option valuations will be determined using the Black-Scholes option pricing model, using assumptions that are consistent with the principles utilized in the preparation of our pro-forma option expense disclosures in the Notes to Credit Suisse Group’s consolidated financial statements.

Our Board of Directors has also approved a change in accounting policy to expense the fair value of options over the respective vesting period, effective January 1, 2003. In addition, CSG will adopt a three-year vesting approach for new options granted in future compensation cycles and Credit Suisse First Boston will also introduce three-year vesting for future stock awards, while Credit Suisse Financial Services and the Group Corporate Center will continue to vest stock awards at grant with a four-year blocking period.

We will hold a meeting/conference call for all eligible option holders on August 6 to present in greater detail the program and other changes in Credit Suisse Group’s use of options for compensation purposes. The offer to exchange materials will also be distributed to you on August 6th. We urge you to carefully read the offer to exchange materials which detail the terms of the program.

As you are aware, the building of an equity culture is critical to what we are trying to achieve at CSG. The changes we are announcing today will allow CSG to continue using options as part of its overall compensation plan in a way that serves both employees and shareholders and helps builds such an equity culture.

Oswald J. Grübel	John J. Mack

As of August 6, you will find additional information at:

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Credit Suisse Group (“CSG”) has not commenced the exchange offer to which this communication pertains. Holders of CSG options are strongly advised to read the Schedule TO, the Offer to Exchange and other documents related to the exchange offer to be filed with the Securities and Exchange Commission when they become available because they will contain important information. Holders of CSG options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website at www.sec.gov or from CSG’s Human Resources department.

Cautionary Statement regarding forward-looking information
 This Broadcast contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.

Group Communications is always pleased to receive your reactions at mailto:group.communications@csg.ch .